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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                                INTELLICORP, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    45815303
                                 (CUSIP Number)

                                 Benjamin Raphan
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
       (Name, Address and Telephone Number of Person Authorized to receive
                           Notice and Communications)

                                 April 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include one signed original and the copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458153103

--------------------------------------------------------------------------------
               1.     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Wechsler & Co., Inc.
--------------------------------------------------------------------------------
               2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a) [_]
                      (b) [X]

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               3.     SEC USE ONLY


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               4.     SOURCE OF FUNDS*

                      WC
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               5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)[_]

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               6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
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                      7.       SOLE VOTING POWER

                               42,197,029 (including 524,032 shares issuable
                               upon exercise of warrants of the Issuer)
 NUMBER OF
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8.       SHARED VOTING POWER
 OWNED BY
   EACH                        -0-
 REPORTING            ----------------------------------------------------------
PERSON WITH           9.       SOLE DISPOSITIVE POWER

                               42,197,029 (including 524,032 shares issuable upon exercise of warrants of the Issuer)
                      ----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
               11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                        42,197,029 (including 524,032 shares issuable upon exercise of warrants of the Issuer)

--------------------------------------------------------------------------------
               12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

--------------------------------------------------------------------------------
               13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      66.9%
--------------------------------------------------------------------------------
               14.    TYPE OF REPORTING PERSON*

                      BD
--------------------------------------------------------------------------------

      This Amendment No. 1 amends the Schedule 13D dated February 12, 2002 of Wechsler & Co., Inc. (the "Reporting Person"), with respect to the Common Stock, par value $.001 per share ("Common Stock") issued by Intellicorp, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in the initial Schedule 13D dated February 12, 2002 of the Reporting Person.

Item  3. Source and Amount of Funds or other Consideration.

      The source and amount of the funds used by the Reporting Person to purchase the securities reported in Item 5(c) are as follows:

         Number of Shares           Amount of Funds           Source of Funds
         ----------------           ---------------           ---------------
            25,172,549               $3,876,572.60            Working Capital

Item  4. Purpose of Transaction.

      The Reporting Person has acquired the shares of Common Stock in the ordinary course of business for investment purposes in support of the Issuer's cash and equity requirements. Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional securities of the Issuer, in the open market or in private transactions, or it may dispose of all or a portion of the securities of the Issuer that it now owns or hereafter may acquire, whether for its investment or trading account.

      Except as set forth herein, the Reporting Person has no current plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item  5. Interest in Securities of the Issuer.

      (a)-(b) According to the Company's Form 10-Q for the period ended December 31, 2001 there were outstanding 21,783,818 shares of Common Stock on January 31, 2002, a total of 15,584,416 shares issued in connection with the Issuer's private placement completed on February 12, 2002, 25,172,549 shares in connection with the Issuer's private placement completed on April 30, 2002 and 524,032 shares issuable to the Reporting Person on exercise of warrants, resulting in an outstanding number of 63,064,815. The Reporting Person has sole power to vote and dispose of the shares of Common Stock owned directly by it. As of the date hereof, the Reporting Person owns 42,197,029 (which includes 524,032 shares issuable upon exercise its of warrants of the Issuer).

      (c) During the past 60 days the Reporting Person has effected the following private transaction in securities of the Issuer, as more fully described below:

                                     SHARES

                               No. of                             Price
    Transaction                Shares                              Per
       Date                   Purchased                           Share
       ----                   ---------                           -----
      4/30/02                 25,172,549                          $.154

      The Reporting Person executed an agreement, as more fully described in the Reporting Person's Initial Schedule 13D dated February 12, 2002 (the "Initial
Schedule 13D") which provided, subject to shareholder approval, for the payment by the Issuer of $3.75 million of its notes, plus accrued interest, with shares of its Common Stock at $.154 per share. A definitive proxy statement was filed with the Securities & Exchange Commission by the Issuer on March 28, 2002. On April 30, 2002, at a special meeting of the stockholders of the Issuer, the stockholders approved such payment and the Issuer completed its private equity financing with the Reporting Person pursuant to which it issued an aggregate of 25,172,549 shares of Common Stock at $.154 per share, in exchange for the cancellation of $3.75 million of its notes (plus $126,572.60 of accrued interest thereon as of April 30, 2002) held by the Reporting Person.

      Other than as set forth above in this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

      (d) No person, other than the person, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

      (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owner of more than five percent (5%) of the Common Stock.


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 08, 2002


                                          WECHSLER & CO., INC.



                                          By: /s/ Norman J. Wechsler
                                              -------------------------------
                                              Norman J. Wechsler, President